Exhibit 99.2

MOUNTAIN PROVINCE DIAMONDS INC.

NOTICE OF ANNUAL GENERAL & SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual & special general meeting (the “Meeting”) of the shareholders of Mountain Province Diamonds Inc. (“Mountain Province”, the “Corporation”) will be held at Terminal City Club, 837 Hastings Street West, Vancouver, British Columbia V6C 1B6, on Tuesday April 4, 2017 at 2:00 p.m. (Vancouver time) for the following purposes:

(a)	to receive and consider the consolidated audited financial statements of Mountain Province for the year ended December 31, 2016, together with the report of the auditors thereon;
(b)	to consider and, if thought advisable, to set by special resolution the number of directors of the Company for the ensuing year at seven (7);
(c)	to elect directors for the ensuing year; and
(d)	to re-appoint the auditors of Mountain Province and to authorize the directors of Mountain Province to fix the auditors’ remuneration;
(e)	to consider and, if thought advisable, to authorize by special resolution the directors of Mountain Province to determine by resolution of the board the number of directors of the Corporation, subject to the Articles of the Corporation; and
(f)	to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

This notice of meeting is accompanied by a form of proxy, the management information circular, and a supplemental mailing list form. The directors of Mountain Province have fixed the close of business on February 28, 2017 as the record date for the determination of the shareholders of the Corporation entitled to receive notice of the Meeting.

Shareholders who are unable to attend the Meeting in person are requested to complete, date, sign and send the enclosed form of proxy to Computershare Investor Services Inc. so that as large a representation as possible may be had at the meeting.

DATED at Toronto, Ontario this 28th day of February, 2017.

BY ORDER OF THE BOARD OF DIRECTORS

“Patrick Evans”

__________________________________________

Patrick Evans

President and Chief Executive Officer

MANAGEMENT INFORMATION CIRCULAR

for the

ANNUAL GENERAL & SPECIAL MEETING OF SHAREHOLDERS

of

MOUNTAIN PROVINCE DIAMONDS INC.

to be held on

TUESDAY April 4, 2017

February 28, 2017

MOUNTAIN PROVINCE DIAMONDS INC.

161 Bay Street, Suite 1410, P.O. Box 216
Toronto, Ontario, Canada M5J 2S1

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This management information circular is furnished in connection with the solicitation of proxies by management and the directors of Mountain Province Diamonds Inc. (the “Company”) for use at the annual and special meeting of shareholders (the “Meeting”) of the Company to be held at the time and place and for the purposes set forth in the accompanying Notice of Annual and Special Meeting. References in this management information circular to the Meeting include any adjournment(s) thereof. It is expected that the solicitation will be primarily by mail; however, proxies may also be solicited personally by the directors and by regular employees of the Company. The cost of solicitation will be borne by the Company. The board of directors (the “Board”) of the Company has fixed the close of business on February 28, 2017 as the record date, being the date for the determination of the registered holders of securities entitled to receive notice of and to vote at the Meeting. Duly completed and executed proxies must be received by the Company’s transfer agent, Computershare Investor Services Inc., at the address indicated on the envelope accompanying the form of proxy no later than 5:00 p.m. (Toronto time) on March 31, 2017, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned Meeting. Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

Unless otherwise stated, the information contained in this management information circular is as of February 28, 2017. In this management information circular, all dollar amounts referenced, unless otherwise indicated, are expressed in Canadian dollars.

Appointment and Revocation of Proxies

The persons named in the form of proxy are officers and/or directors of the Company. A shareholder desiring to appoint some other person, who need not be a shareholder, to represent him or her at the Meeting, may do so by inserting such person’s name in the blank space provided in the form of proxy or by completing another proper form of proxy and, in either case, depositing the completed and executed proxy at the office of the Company’s transfer agent, Computershare Investor Services Inc., indicated on the envelope accompanying the form of proxy no later than 5:00 p.m. (Toronto time) on March 31, 2017, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned Meeting.

A shareholder forwarding the proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. If the shareholder giving the proxy wishes to confer discretionary authority with respect to any item of business, then the space opposite the item is to be left blank. The common shares (the “Common Shares”) of the Company represented by the proxy submitted by a shareholder will be voted in accordance with the directions, if any, given in the proxy.

A proxy given pursuant to this solicitation may be revoked by an instrument in writing executed by a shareholder or by a shareholder’s attorney authorized in writing (or, if the shareholder is a corporation, by a duly authorized officer or attorney) and deposited either at the head office of the Company (Mountain Province Diamonds Inc., 161 Bay Street, Suite 1410, P.O. Box 216 Toronto, Ontario, Canada M5J 2S1, Attention: Perry Ing, Corporate Secretary) at any time up to and including the last business day preceding the day of the Meeting or with the Chairman of the Meeting on the day of the Meeting or in any other manner permitted by law.

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the common shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your common shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(a) each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors,

(b) any amendment to or variation of any matter identified therein, and

(c) any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified or where both choices have been specified in the Proxy, the persons named in the Proxy will vote the common shares represented by the Proxy for the approval of such matter.

Registered Shareholders

Registered Shareholders may wish to vote by Proxy whether or not they are able to attend the Meeting in person. Registered Shareholders electing to submit a Proxy may do so by:

(a) completing, dating and signing the enclosed form of Proxy and returning it to the Corporation’s transfer agent, Computershare Investor Services Inc. (“Computershare”), by mail or by hand to the 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1;

(b) using a touch-tone phone to transmit voting choices to the following toll-free number 1-866-732-8683. Registered Shareholders must follow the instructions of the voice response system and refer to the enclosed Proxy form for the holder’s account number and the Proxy control number; or

(c) using the Internet through the website of the Corporation’s transfer agent at www.investorvote.com. Registered Shareholders must follow the instructions that appear on the screen and refer to the enclosed Proxy form for the holder’s account number and the Proxy control number.

In all cases ensuring that the Proxy is received at least 48 hours (excluding Saturdays, Sundays and holidays) before the meeting or the adjournment thereof at which the proxy is to be used.

Beneficial Shareholders

The following information is of significant importance to shareholders who do not hold common shares in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by Registered Shareholders (those whose names appear on the records of the Corporation as the registered holders of common shares).

If common shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those common shares will not be registered in the shareholder’s name on the records of the Corporation. Such common shares will more likely be registered under the names of the shareholder’s broker or an agent of that broker. In the United States, the vast majority of such common shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).

Intermediaries are required to seek voting instructions from beneficial shareholders in advance of shareholders’ meetings. Every intermediary has its own mailing procedures and provides its own return instructions to clients. There are two kinds of beneficial owners - those who object to their name being made known to the issuers of securities which they own (called “OBOs” for “Objecting Beneficial Owners”) and those who do not object to the issuers of the securities they own knowing who they are (called “NOBOs” for “Non-Objecting Beneficial Owners”).

The Corporation is taking advantage of the provisions of National Instrument 54-101 of the Canadian Securities Administrators, which permit it to directly deliver Proxy-related materials to its NOBOs. As a result, NOBOs can expect to receive a scannable Voting Instruction Form (a “VIF”) from Computershare. These VIFs are to be completed and returned to Computershare in the envelope provided or by facsimile. In addition, Computershare provides both telephone voting and Internet voting as described on the VIF itself which contain complete instructions. Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions with respect to the shares represented by the VIFs they receive.

These securityholder materials are being sent to both registered and non-registered owners of the securities of the Corporation. If you are a non-registered owner, and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, the Corporation (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in your request for voting instructions.

The form of Proxy supplied to you by your broker will be similar to the Proxy provided to Registered Shareholders by the Corporation. However, its purpose is limited to instructing the intermediary on how to vote on your behalf. Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in the United States and in Canada. Broadridge mails a similar voting information form (the “Broadridge VIF”) in lieu of a Proxy provided by the Corporation. The Broadridge VIF will appoint the same persons as the Corporation’s Proxy to represent you at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Corporation), other than the persons designated in the Broadridge VIF, to represent you at the Meeting. To exercise this right, you should insert the name of the desired representative in the blank space provided in the Broadridge VIF. The completed Broadridge VIF must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge’s instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. If you receive a Broadridge VIF, you cannot use it to vote common shares directly at the Meeting - the Broadridge VIF must be completed and returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have the common shares voted.

Although as a Beneficial Shareholder you may not be recognized directly at the Meeting for the purposes of voting common shares registered in the name of your broker, you, or a person designated by you, may attend at the Meeting as proxyholder for your broker and vote your common shares in that capacity. If you wish to attend at the Meeting and indirectly vote your common shares as proxyholder for your broker, or have a person designated by you do so, you should enter your own name, or the name of the person you wish to designate, in the blank space on the voting instruction form provided to you and return the same to your broker in accordance with the instructions provided by such broker, well in advance of the Meeting.

REVOCATION OF PROXIES

A shareholder who has given a Proxy may revoke it by an instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1, or to the Corporation, at 161 Bay Street, Suite 1410, P.O. Box 216, Toronto, Ontario, Canada M5J 2S1 at any time up to and including the last business day preceding the day of the Meeting or any adjournment of it, or to the chair of the Meeting on the day of the Meeting or any adjournment of it. Only registered shareholders have the right to revoke a Proxy. Non-Registered Holders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective Intermediaries to revoke the Proxy on their behalf.

A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

RECORD DATE

The board of directors of the Corporation (the “Board”) has fixed February 28, 2017 as the record date (the “Record Date”) for the purpose of determining shareholders entitled to receive the Notice of Meeting. Only shareholders of record as at the close of business on the Record Date are entitled to receive the Notice of Meeting and to vote the common shares held by them, either in person or by proxy, at the Meeting or any adjournment thereof.

EXERCISE OF DISCRETION

If the instructions in a Proxy are certain, the shares represented thereby will be voted or withheld from voting in accordance with the specifications so made on any poll by the persons named in the Proxy, and, where a choice with respect to any matter to be acted upon has been specified in the Proxy, the shares represented thereby will, on a poll, be voted or withheld from voting in accordance with the specifications so made.

Where no choice has been specified by the shareholder, such shares will, on a poll, be voted in accordance with the notes to Proxy.

The enclosed Proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the person(s) appointed proxy holders thereunder to vote with respect to any amendments or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of the printing of this Information Circular, management of the Corporation knows of no such amendment, variation or other matter which may be presented to the Meeting.

APPROVAL OF MATTERS

Unless otherwise noted, approval of matters to be placed before the Meeting is by an “ordinary resolution” which is a resolution passed by a simple majority (50%+1) of the votes cast by shareholders of the Corporation present and entitled to vote in person or by proxy.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed in this Information Circular, no person who has been a director or executive officer of the Corporation at any time since the beginning of the Corporation’s last financial year, no proposed nominee of the Corporation for election as a director of the Corporation, and no associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting other than the election of directors or the appointment of auditors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed in this Information Circular, since the commencement of the Corporation’s most recently completed financial year, no informed person of the Corporation, proposed nominee for director or any associate or affiliate of an informed person or proposed nominee, had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries. An “informed person” means: (a) a director of executive officer of the Corporation; (b) a director or executive officer of a person or Corporation that is itself an informed person or subsidiary of the Corporation; (c) any person or Corporation who beneficially owns, directly or indirectly, voting securities of the Corporation or who exercises control or direction over voting securities of the Corporation or a combination of both carrying more than 10% of the voting rights other than voting securities held by the person or Corporation as underwriter in the course of a distribution; and (d) the Corporation itself, if and for so long as it has purchased, redeemed or otherwise acquired any of its shares.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

Currently, the Corporation has issued and outstanding 160,173,833 fully paid and non-assessable common shares without par value, each share carrying the right to one (1) vote. The common shares of the Corporation (the “Common Shares”) are listed on the Toronto Stock Exchange (the “TSX”) under the symbol ‘MPVD’ and on the NASDAQ (the “NASDAQ”) under the symbol ‘MPVD’. The Corporation has no other classes of voting securities and does not have any classes of restricted securities.

Any shareholder of record at the close of business on February 28, 2017 who either personally attends the Meeting or who has completed and delivered a Proxy in the manner specified, subject to the provisions described above, shall be entitled to vote or to have such shareholder’s shares voted at the Meeting.

To the best of the knowledge of the directors and executive officers of the Corporation, the only person who, or corporation which, beneficially owns, or controls or directs, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Corporation, is:

Name of Shareholder	Number of MPV Common Shares Held	Percentage of issued and outstanding share capital of 160,173,833 shares (as at February 28, 2017)
Bottin (International) Investments Ltd. (Controlled by Mr. Dermot Desmond) and Mr. Dermot Desmond	36,645,087	22.9%

ELECTION OF DIRECTORS

Management is seeking shareholder approval of special resolution to set the number of directors of the Corporation at seven (7) for the ensuing year. A special resolution of shareholders is required to change the number of directors, subject to any minimum and maximum set out in the Articles of the Corporation. A special resolution is a resolution passed by a majority of at least two-thirds (2/3) of the votes cast at the Meeting in favour of the resolution.

The Corporation is also seeking shareholder approval of a special resolution to authorize the directors to set the number of directors by board resolution. See “Particulars of Other Matters to be Acted Upon - Authority of the Board of Directors to Determine the Number of Directors” on page 41 of this information circular.

The term of office of each of the present directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management’s nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual meeting of the Corporation or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the Articles of the Corporation or the provisions of the Business Corporations Act (Ontario) (“Business Corporations Act”). In the absence of instructions to the contrary, the enclosed Proxy will be voted for the nominees listed herein.

The following table sets out the names of the nominees for election as directors, the province or state and country in which each is ordinarily resident, the period or periods during which each has served as a director, the first and last positions held in the Corporation and their present principal occupations as at the date hereof, and the number of common shares of the Corporation or any of its subsidiaries beneficially owned or controlled or directed by each, directly or indirectly, as at the end of the Corporation’s most recent fiscal year.

Jonathan Comerford	Mr. Comerford, the Chairman of the Board and a director of the Corporation, is an investment manager at International Investment and Underwriting Ltd. He obtained his Masters in Business from the Michael Smurfit Business School in 1993 and his Bachelor of Economics from University College, Dublin in 1992.

Chairman of the Board (Independent)	Key Areas of Expertise/Experience

Investment Manager

Director since: September 21, 2001	2016 Board/Committee Membership	2016 Attendance		Public Board Membership
	Board of Directors	12 of 12	100%	Kennady Diamonds Inc.
Age: 45	Compensation Committee	9 of 9	100%
County Dublin, Ireland	Audit Committee	4 of 4	100%

Securities Held:

Fiscal Year(3)	Common Shares Held (#)	Value of Common Shares Held ($)(4)	Share ownership guidelines	RSUs held (#)
2016	145,204	975,771		25,000
2015	145,204	575,008		Nil
Change	Nil

Date of Grant	Exercise Price	Options Held (#)	Options Vested (#)	Expiration Date	Value of unexercised In-the-money options ($)	Value of options vested during the year ($)(5)
11-Dec-2015	3.57	75,000	75,000	10-Dec-2020	236,250	Nil
14-Apr-2015	4.66	150,000	150,000	13-Apr-2020	309,000	Nil
3-July-2013	5.28	150,000	150,000	2-July-2018	216,000	Nil
Total		375,000	375,000		761,250	Nil

Mr. Comerford did not exercise any stock options during the year ended December 31, 2016

Patrick Evans President and Chief Executive Officer of the Company (Non-Independent) Director since: November 16, 2005 to November 3, 2016 Age: 61 Arizona, United States of America

Mr. Evans has served as the President and Chief Executive Officer of the Company since November 2005. Mr. Evans is a graduate of the University of Cape Town where he received his Bachelor of Arts degree in 1977 and Bachelor of Science degree in 1978. In 1999 he was appointed a Vice President of Placer Dome Inc. (a major gold mining company) and a non-executive director of SouthernEra Resources Ltd. (a diamond and platinum exploration, development and mining company). In 2001, he was appointed President and CEO of SouthernEra Resources Ltd. and Messina Limited (a platinum mining company). In 2004, he was appointed President, CEO and a director of Southern Platinum Corp. (a platinum mining company), which was acquired by Lonmin Plc in June 2005. In September 2005, he was appointed President, CEO and a director of Weda Bay Minerals Inc. (a nickel exploration and development company), which was acquired by Eramet S.A. in May 2006. Mr. Evans was appointed the CEO and a director of Norsemont Mining Inc. (a copper exploration and development company) in June 2007 which was taken over by Hudbay in the March 2011. He also served as a non-executive director of Anvil Mining Limited (a copper mining company) from March 2009 to February 2012 when Anvil Mining was acquired by Minmetals. Mr. Evans has also served as the President and CEO and a director of Kennady Diamonds Inc. from February 2012 to April 2016.

Key Areas of Expertise/Experience

	Executive Management	Corporate Responsibility
	Mining/Operations	Capital Markets/Corporate Finance

2016 Board/Committee Membership	2016 Attendance		Public Board Membership
Board of Directors	6 of 6	100%	Archon Minerals Limited; Mirasol Resources Ltd.
Securities Held:

Fiscal Year(3)	Common Shares Held (#)	Value of Common Shares Held ($)(4)	Share ownership guidelines	RSUs held (#)
2016	1,390,229	9,342,339		50,000
2015	1,390,229	5,505,307		Nil
Change	Nil

Date of Grant	Exercise Price	Options Held (#)	Options Vested (#)	Expiration Date	Value of unexercised In-the-money options ($)	Value of options vested during the year ($)(5)
11-Dec-2015	3.57	250,000	250,000	10-Dec-2020	787,500	Nil
14-Apr-2015	4.66	200,000	200,000	13-Apr-2020	412,000	Nil
14-Feb-2014	5.29	100,000	100,000	13-Feb-2019	143,000	Nil
14-May-2013	5.00	100,000	100,000	13-May-2018	172,000	Nil
8-Mar-2012	4.84	100,000	100,000	7-Mar-2017	188,000	Nil
Total		750,000	750,000		1,702,500	Nil

Mr. Evans did not exercise any stock options during the year ended December 31, 2016.

Peeyush Varshney Director (Independent) Independent Businessman

Mr. Varshney has been actively involved in the capital markets since 1996 and has been a principal of Varshney Capital Corp., a private merchant banking, venture capital and corporate advisory firm since 1996. Since September 2005, he has also been the Chief Executive Officer and a director of Canada Zinc Metals Corp., a resource exploration company listed on the TSX Venture Exchange. Mr. Varshney obtained a Bachelor of Commerce degree (Finance) in 1989 and a Bachelor of Laws in 1993, both from the University of British Columbia. He then articled at Farris, Vaughan, Wills & Murphy, a law firm in Vancouver, British Columbia, from 1993 to 1994, and has been a member of the Law Society of British Columbia since September 1994. Mr. Varshney is also a director of Margaret Lake Diamonds Inc.

Key Areas of Expertise/Experience

Director since:	Corporate Responsibility	Executive Management
April 13, 2007	Managing/Leading Growth	Capital Markets/Corporate Finance

Age: 50 British Columbia, Canada	2016 Board/Committee Membership	2016 Attendance		Public Board Membership
	Board of Directors	12 of 12	100%	Canada Zinc Metals Corp.; Margaret Lake Diamonds Inc.
	Corporate Governance and Nominating Committee	5 of 5	100%
	Audit Committee	4 of 4	100%

Securities Held:

Fiscal Year(3)	Common Shares Held (#)	Value of Common Shares Held ($)(4)	Share ownership guidelines	RSUs held (#)
2016	122,422	822,676		25,000
2015	122,422	484,791		Nil
Change	Nil

Date of Grant	Exercise Price	Options Held (#)	Options Vested (#)	Expiration Date	Value of unexercised In-the-money options ($)	Value of options vested during the year ($)(5)
11-Dec-2015	3.57	50,000	50,000	10-Dec-2020	157,500	Nil
14-Apr-2015	4.66	100,000	100,000	13-Apr-2020	206,000	Nil
3-July-2013	5.28	100,000	100,000	2-July-2018	144,000	Nil
Total		250,000	250,000		507,500	Nil

Mr. Varshney did not exercise any stock options during the year ended December 31, 2016.

David Whittle Director (Independent) Independent Businessman Director since: November 1, 1997 Age: 52 British Columbia, Canada	Mr. Whittle obtained a Bachelor of Commerce degree (Finance) in 1987 from the University of British Columbia. He then articled at Coopers & Lybrand, a Chartered Accountancy firm, in Vancouver, British Columbia, becoming a Chartered Accountant in 1991. From 1993 to June 2000, on completion of the Amalgamation, he was President/CEO and Chief Financial Officer of Glenmore. From 1994 to 1998, he was also Chief Financial Officer of Lytton Minerals Limited, a diamond mining exploration company with which Glenmore was affiliated. Additionally, from 1993 to 2004, Mr. Whittle was variously principal and partner of a Chartered Accountancy practice in the Vancouver area, providing services to both private and public companies in a variety of industries including mining, real estate, telecommunications, computer consulting, high tech and general merchandising. From 2004 to August 2007, Mr. Whittle was Chief Financial Officer of Hillsborough Resources Limited, a public company in the mining business. From October 2007 to December 2014, Mr. Whittle was Chief Financial Officer of Alexco Resource Corp., a public company both in the mining business and in the business of providing consulting services to third parties in respect of environmental remediation and permitting. He also served as director of Kennady Diamonds Inc., from February 2012 until June 2016 and currently sits as a member of the audit committee of the Canadian Institute of Mining, Metallurgy and Petroleum.

Key Areas of Expertise/Experience
Mining/Operations	Executive Management
Corporate Responsibility	Managing/Leading Growth

2016 Board/Committee Membership	2016 Attendance		Public Board Membership
Board of Directors	12 of 12	100%	Nil
Compensation Committee	9 of 9	100%
Audit Committee	4 of 4	100%

Securities Held:

Fiscal Year(3)	Common Shares Held (#)	Value of Common Shares Held ($)(4)	Share ownership guidelines	RSUs held (#)
2016	160,606	1,079,272		25,000
2015	160,606	635,999		Nil
Change	Nil

Date of Grant	Exercise Price	Options Held (#)	Options Vested (#)	Expiration Date	Value of unexercised In-the-money options ($)	Value of options vested during the year ($)(5)
11-Dec-2015	3.57	50,000	50,000	10-Dec-2020	157,500	Nil
14-Apr-2015	4.66	100,000	100,000	13-Apr-2020	206,000	Nil
3-July-2013	5.28	100,000	100,000	2-July-2018	144,000	Nil
Total		250,000	250,000		507,500	Nil

Mr. Whittle did not exercise any stock options during the year ended December 31, 2016.

Carl Verley Director (Independent) Self-Employed Geological Consultant Director since: November 1, 1997 Age: 66	Mr. Verley has been a self-employed Geological Consultant since 1982. Mr. Verley has served as President of Amerlin Exploration Services Ltd. (private company) since 1983. Mr. Verley is a graduate of the University of British Columbia where he received his Bachelor of Science Degree in May of 1974. He worked for Cordilleran Engineering Ltd. from 1975 to 1982. He has been a self-employed geologist since 1982. From August of 1990 to January 2002, he served on the Board of Directors of Gee-Ten Ventures Inc., from May 2002 to July 2003 he was a director of Rome Resources Ltd., from July 2003 to December 2011, he was a director of Alphamin Resources Corp., and from October 2007 to May 2012 he was a director of African Metals Corp. He was vice president of exploration for Windstorm Resources Inc. from July 2011 to October 2012. Currently and since 1986 he has been a director of Mountain Province Diamonds Inc. and since February 2012, he has been a director of Kennady Diamonds Inc. He is a registered Professional Geoscientist with the British Columbia Association of Professional Engineers and Geoscientists and Northwest Territories and Nunavut Association of Professional Engineers and Geoscientists.

British Columbia,Canada	Key Areas of Expertise/Experience
	Corporate governance	Mineral Exploration
Executive compensation

2016 Board/Committee Membership	2016 Attendance		Public Board Membership
Board of Directors	12 of 12	100%	Nil
Compensation Committee	9 of 9	100%
Corporate Governance and Nominating Committee	5 of 5	100%

Securities Held:

Fiscal Year(3)	Common Shares Held (#)	Value of Common Shares Held ($)(4)	Share ownership guidelines	RSUs held (#)
2016	287,000	1,928,640		25,000
2015	286,640	1,135,094		Nil
Change	Nil

Date of Grant	Exercise Price	Options Held (#)	Options Vested (#)	Expiration Date	Value of unexercised In-the-money options ($)	Value of options vested during the year ($)(5)
11-Dec-2015	3.57	50,000	50,000	10-Dec-2020	157,500	Nil
14-Apr-2015	4.66	100,000	100,000	13-Apr-2020	206,000	Nil
3-July-2013	5.28	100,000	100,000	2-July-2018	144,000	Nil
Total		250,000	250,000		507,500	Nil

Mr. Verley did not exercise any stock options during the year ended December 31, 2016

Bruce Dresner Director (Independent) Retired Investment Professional Director since: March 11, 2013	Mr. Dresner is a Retired Investment Professional. Mr. Dresner has had a distinguished career as an investment professional, including Director of Investments and Chief Investment Officer at Dartmouth College (1985-1990), Vice President for Investments and Chief Investment Officer at Columbia University (1990-2002), Principal of Quellos Group LLC (2002-2007) and Managing Director, BlackRock Inc. (2007-2008). Since his retirement from BlackRock, Mr. Dresner has held a number of board and advisory positions, including serving on the advisory board of Capstone Investment Advisors (2008-2010), as a member of the strategic advisory board of Wilshire Private Markets at Wilshire Associates Inc. (2010-2014), and a trustee of the Gottex Multi-Asset Endowment and Alternative Asset Funds (2011-2016) and as Senior Advisor to BlueLine Advisors LLC (2014 - present). Mr. Dresner is a graduate of Dartmouth College Tuck School of Business (MBA, 1971) and the University of Miami (BA Economics, 1969). Mr. Dresner also received his CFA (Chartered Financial Analyst) designation in 1980. He is also a director of the Sherman Fairchild Foundation (non-profit).

Age: 69	Key Areas of Expertise/Experience
Florida,
United States of America

2016 Board/Committee Membership	2016 Attendance		Public Board Membership
Board of Directors	12 of 12	100%	Sherman Fairchild Foundation (non-profit)
Corporate Governance and Nominating Committee	5 of 5	100%

Securities Held:

Fiscal Year(3)	Common Shares Held (#)	Value of Common Shares Held ($)(4)	Share ownership guidelines	RSUs held (#)
2016	381,111	2,561,066		25,000
2015	381,111	1,509,200		Nil
Change	Nil

Date of Grant	Exercise Price	Options Held (#)	Options Vested (#)	Expiration Date	Value of unexercised In-the-money options ($)	Value of options vested during the year ($)(5)
11-Dec-2015	3.57	50,000	50,000	10-Dec-2020	157,500	Nil
14-Apr-2015	4.66	100,000	100,000	13-Apr-2020	206,000	Nil
3-July-2013	5.28	50,000	50,000	2-July-2018	72,000	Nil
11-Mar-2013	4.06	100,000	100,000	10-Mar-2018	266,000	Nil
Total		300,000	300,000		701,500	Nil

Mr. Dresner did not exercise any stock options during the year ended December 31, 2016.

Karen Goracke Director (Independent) President and CEO. Director since: November 3, 2016 Age: 50	Ms. Goracke serves as the President and CEO of Borsheims Fine Jewellery and Gifts, A Berksire Hathway Company. Ms. Goracke began her career at Borsheims in 1988 as a Sales Associate, but soon was promoted. In her time at Borsheims she has worked as inventory supervisor, watch buyer, ladies jewelry buyer, director of merchandising, and, in 2013, was named President and CEO by Berkshire Hathaway Chairman Warren Buffett. Ms. Goracke graduated from the University of Nebraska-Kearney with Bachelors of Science degrees in Business Administration and Organizational Communication. She serves as a Director with the Jewelers Vigilance Committee, the leading compliance organization in the jewelry and gem industry. She also serves as a Director with Jewelers of America and as well as on a number of other boards and committees within the gem and jewelry industry.

Omaha,	Key Areas of Expertise/Experience
United States	US Retail Diamond Market	Executive Management
of America	Corporate Responsibility	Corporate Ethics

2016 Board/Committee Membership	2016 Attendance		Public Board Membership
Board of Directors	4 of 4	100%	Nil

Securities Held:

Fiscal Year(3)	Common Shares Held (#)	Value of Common Shares Held ($)(4)	Share ownership guidelines	RSUs held (#)
2016	Nil	Nil		25,000
2015	Nil	Nil		Nil
Change	Nil

Date of Grant	Exercise Price	Options Held (#)	Options Vested (#)	Expiration Date	Value of unexercised In-the-money options ($)	Value of options vested during the year ($)(5)
3-Nov-2016	6.96	100,000	100,000	3-Nov-2021	Nil	Nil
Total		100,000	100,000		Nil	Nil

Ms. Goracke did not exercise any options during the year ended December 31, 2016.

(1)	For additional compensation information, see “Statement of Executive Compensation”, below.
(2)	“Independent” refers to the standards of independence under National Instrument 52-110 - Audit Committees.
(3)	“Securities held” refers to the number of Common Shares and RSUs beneficially owned, controlled or directed (directly or indirectly) by the director as at December 31, 2016 and December 31, 2015, as applicable, and options beneficially owned by the director as at December 31, 2016.
(4)	“Value of Common Shares held” is calculated by multiplying the total number of Common Shares held by the closing price of the Common Shares on the TSX on the last trading day of the fiscal year (December 31, 2016-$6.72, December 31, 2015-$3.96).
(5)	“Value of options vested during the year” is calculated by multiplying the total number of options vested during the year by the difference between the market price of the Common Shares on the TSX on the date of besting and the exercise price of such options.

In April 2013, the Board adopted a majority voting policy. Under this policy, if a nominee for director receives a greater number of votes “withheld” from his or her election than votes “for” his or her election (a “Majority Withhold Vote”), such director shall promptly tender to the Board his or her resignation as a Corporation director following certification of the shareholder vote by the scrutineer at the Meeting (the “Scrutineer”) for such uncontested election. The Corporate Governance Committee of the Board will duly consider and recommend to the Board whether to accept or reject the resignation received from each director who received a Majority Withhold Vote. Following the recommendation of the Corporate Governance Committee, the independent members of the Board will make a determination of the action to take with respect to the offer or resignation, not later than 90 days after written certification of the shareholder vote by the Scrutineer. The Board shall accept the resignation absent exceptional circumstances.

According to the policy, the affected director cannot participate in the deliberations of the Corporate Governance Committee or the Board as to whether to request his or her resignation. The majority voting policy applies only in circumstances involving an uncontested election of directors, meaning an election in which the number of nominees is equal to the number of directors to be elected.

To the best of management’s knowledge, and except as set out in the proceeding paragraphs below, no proposed director is, or has been within the last ten years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any Corporation that:

(a)	was the subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer;
(b)	was subject to an order that was issued after the proposed director ceased to be a director, chief executive office or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or
(c)	within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

On April 3, 2007, Patrick Evans, a director of Eurasia Gold Inc. (“Eurasia”) up until March 26, 2007, along with the remaining directors, officers and insiders of Eurasia (collectively, the “Management”) were subject to a cease trade order issued by the Ontario Securities Commission (“OSC”), which required all trading in and all acquisitions of securities of Eurasia by Management to cease for a period of 15 days. The cease trade order was made because Eurasia failed to file its audited financial statements for the year ended December 31, 2006, management’s discussion and analysis relating to the audited annual financial statements for the year ended December 31, 2006, and annual information form for the year ended December 31, 2006 (collectively, the “Year-End Financial Documents”). At a hearing held before the OSC on April 16, 2007, it was further ordered that all trading in and acquisitions of securities of Eurasia by any of the Management cease until Year-End Financial Documents were filed with the OSC. The cease trade order expired on April 25, 2007 when the Year-End Financial Documents were filed in accordance with the Ontario securities legislation. Prior to the issuance of the cease trade order, Patrick Evans had resigned as a director of Eurasia and he has not been involved with Eurasia in any capacity since March 26, 2007.

David Whittle was a director of Image Innovations Holdings Inc. (“Image”), a company incorporated in the United States. Image and its subsidiaries filed voluntary petitions for relief under Chapter 11, Title 11 of the United States Code on July 6, 2006. Image’s Joint Chapter 11 Liquidating Plan was confirmed by the Bankruptcy Court on August 21, 2007, and the Final Decree closing the Chapter 11 cases was entered August 28, 2008.

Jonathan Comerford was a director of Newfoundland and Labrador Refining Corporation (“NLRC”), incorporated under Newfoundland law November 28, 2005. NLRC sought bankruptcy protection under the Canadian Bankruptcy and Insolvency Act on June 19, 2008, and subsequently obtained Court approval for a proposal to creditors to sell or finance NLRC’s projects’ interests.

To the best of management’s knowledge, no proposed director has, within the ten years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

To the best of management’s knowledge, no proposed director has been subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or
(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed nominee director.

EXECUTIVE COMPENSATION

For the purposes of this Information Circular:

(a)	“Chief Executive Officer” or “CEO” of the Corporation means the individual who served as chief executive officer of the Corporation during the most recently completed financial year;
(b)	“Chief Financial Officer” or “CFO” of the Corporation means the individual who served as chief financial officer of the Corporation during the most recently completed financial year;
(c)	“executive officer” of the Corporation means an individual who is a Chairman or Vice-Chairman of the Board, the President, a Vice-President in charge of a principal business unit, division or function including sales, finance or production, an officer of the Corporation or any of its subsidiaries who performed a policy-making function in respect of the Corporation, or any other individual who performed a policy-making function in respect of the Corporation;
(d)	“Named Executive Officers” or “NEO” means;
(i)	the CEO;
(ii)	the CFO;
(iii)	each of the Corporation’s three most highly compensated officers (including any of its subsidiaries), other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total compensation, individually, exceeded $150,000; and
(iv)	any additional individuals for whom disclosure would have been provided under (iii) except that the individual was not serving as an officer of the Corporation or its subsidiaries, nor acting in a similar capacity, at the end of the most recently completed financial year;
(e)	“Option-Based Award” means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights, and similar instruments that have option-like features;
(f)	“Share-Based Award” means an award under an equity incentive plan or equity-based instruments that do not have option-like features, including, for greater certainty, Common Shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units, and stock.

Compensation Discussion and Analysis

Role of the Compensation Committee

The Compensation Committee is responsible for reviewing the Corporation’s compensation arrangements with its executive officers as determined to be needed.

When reviewing the compensation of the executive officers, as needed, the Compensation Committee considers the following objectives: (i) recruiting and retaining the executives critical to the success of the Corporation and the enhancement of shareholder value; (ii) providing fair and competitive compensation based upon a detailed comparison with the compensation levels paid for similar positions by similar companies; (iii) balancing the interests of management and shareholders of the Corporation; and (iv) rewarding performance, both on an individual basis and with respect to the business in general. The Compensation Committee has the responsibility of reviewing the executive officers’ total compensation package in consultation with the CEO and making proposals to the Board, reviewing and advising on stock option guidelines, including recommendations on specific option grants, and reviewing and communicating to the Board the compensation policies and principles that will be applied to other executives and employees of the Corporation.

Compensation Philosophy

The Corporation’s compensation philosophy provides that any and all employees, including those consulting in management roles, receive compensation based on the market value for the type of role they perform. Compensation currently includes three elements: (a) salary or consulting fees (pursuant to the consulting agreements with the NEOs), (b) cash bonuses and (c) long-term incentives by way of the grant of stock options or restricted stock units in accordance with the policies of the TSX, the NASDAQ, and the Corporation’s Long Term Equity Incentive Plan (the “Incentive Plan”).

The Corporation does not provide sponsored or defined pension or retirement plans, nor does it provide any other benefit plans. Employees and/or consultants to the Corporation are expected to provide for their own benefits and retirement.

Composition of the Compensation Committee

The Corporation’s Compensation Committee consists of Jonathan Comerford, Carl Verley (Chair), and David Whittle, three (3) non-management directors (each of whom is also an “independent” director, as defined in the National Instrument 52-110 - Audit Committees, United States securities laws and NASDAQ rules). However, compensation matters may also be reviewed and approved by the Board.

Mr. Comerford, Mr. Verley and Mr. Whittle are directors and/or officers of other companies and have experience in compensation matters. The Board believes that the members of the Compensation Committee collectively have the knowledge, experience and background required to fulfill their mandate. Such knowledge, experience and background enables them to make decisions regarding the sustainability of the Corporation’s compensation policies and practices. Mr. Verley has been the Chair of the Compensation Committee since 2003.

For a discussion of the policies and practices adopted by the board to determine the compensation for the Company’s directors and executive officers, see above under “Compensation Discussion and Analysis”.

Report on Executive Compensation

The Compensation Committee has no formal compensation policy. However, executive officers are compensated in a manner consistent with their respective contributions to the overall benefit of the Corporation. The Corporation’s NEO’s during the fiscal year ended December 31, 2016 were Patrick Evans, CEO, Bruce Ramsden, CFO and Reid Mackie, VP Diamond Marketing.

Executive compensation is generally based on discussion by the Compensation Committee or by the Board. The Corporation entered into consulting agreements with the CEO, Patrick Evans, in November 2005 (amended in August 2009 and May 2013). The Corporation entered into a consulting agreement with the CFO, Bruce Ramsden, in January, 2013 and amended on January 1, 2014 and January 1, 2016. The Corporation entered into a consulting agreement with the VP Diamond Marketing, Reid Mackie, in July, 2015. The compensation granted to the CEO, CFO and the VP Diamond Marketing is primarily cash-based however, Patrick Evans, Bruce Ramsden and Reid Mackie were granted options upon the execution of their respective consulting agreements (and the amended consulting agreements) in order to align the interests of management and shareholders. For an overview of these consulting agreements, please refer to the discussion below under the heading “Executive Compensation - Employment/Consulting Agreements of NEOs”.

As part of the Compensation Committee’s “Terms of Reference”, the Compensation Committee is tasked with the responsibility of reviewing and recommending any changes to compensation for the Corporation’s senior management, or to defer such discussions to the Board, and to make any recommendations for the granting of options. The Compensation Committee finalized its recommendations to the Board for changes to compensation for management, including the grant of restricted share units to Mr. Evans, Mr. Ramsden and Mr. Mackie in December 2016, which vest over three years commencing on December 31, 2017. Directors were granted restricted share units vesting over three years commencing December 31, 2017, and their Directors’ fees were increased effective January 1, 2017.

Elements of Compensation

Consulting Fees

Pursuant to the consulting agreements noted above, the CEO, CFO and VP Diamond Marketing provide consulting services to the Corporation in connection with their respective roles with the Corporation. There are no other NEOs with employment or other agreements with the Corporation.

The Corporation has not retained a compensation consultant or advisor to assist the Board of Compensation Committee in determining compensation for any of the Corporation’s directors or executive officers.

Long-Term Incentives

The Corporation provides long-term incentives by granting stock options or restricted share units to executive officers in accordance with the policies of the TSX and the Corporation’s Incentive Plan. Any options granted permit executive officers to acquire Common Shares at an exercise price equal to the closing market price of such shares at the time of grant of the option. The objective of granting options and/or restricted share units is to encourage executive officers to acquire an ownership interest in the Corporation over a period of time, which acts as financial incentive for such executive officers to consider the long-term interests of the Corporation and its shareholders.

When determining the number of stock options or restricted share units to be granted to an executive officer, the Compensation Committee takes into account the number and terms of stock options or restricted share units previously granted to the executive officer, if any, and option compensation granted by similar companies to executives with similar responsibilities.

On May 17, 2016, the Board approved the adoption of the Incentive Plan, which is designed to replace the Corporation’s Stock Option Plan. Shareholders approved the plan at the special meeting of shareholders held on June 21, 2016.

Other Compensation

The Corporation provides no compensation to its NEOs other than the amounts under their respective consulting arrangements and Long-Term Incentives as described above. For greater certainty, the Corporation makes no commitments for Option-Based Awards or Share-Based Awards other than the stock options granted pursuant to the Corporation’s Incentive Plan.

Compensation Risk

In the upcoming year, the Compensation Committee will undertake a review of the risks associated with the Corporation's compensation of its NEOs, other executives (if any), and directors and, based on the review, the Board will determine whether any steps should be taken to mitigate and/or manage any identified risks.

NEOs and directors are discouraged from purchasing financial instruments designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director, and to the knowledge of the Corporation, no NEO or director has undertaken such hedging transactions. The Corporation does not, however, have a policy expressly prohibiting such purchases.

Employment/Consulting Agreements of NEOs

The Corporation and its subsidiaries have no employment contracts with any Named Executive Officer, but have Consulting Agreements with the CEO and CFO, the Corporation’s only Named Executive Officers.

CEO Compensation

The Corporation has a Consulting Agreement with Patrick Evans for his services as President and CEO which was effective November 1, 2005 and amended in August 2009 and May 2013 (the “Evans Agreement”). The amended agreement allows for the provision of future performance-based bonus payments. The monthly consulting fee under the Evans Agreement is $33,333, and in the year ended December 31, 2016, the Corporation paid or accrued a total of $1,000,000 in monthly consulting fees and bonuses to Mr. Evans. Effective January 1, 2017 Mr. Evans’ consulting fee was increased to $41,667 per month. Under the Evans Agreement, Patrick Evans is entitled to receive a severance payment equal to six months of his annual compensation in the event that the Evans Agreement is terminated, without cause by the Corporation (as defined in the Evans Agreement). In the event of termination as a result of change in control of the Corporation (as defined in the Evans Agreement), Patrick Evans will receive a severance payment equal to 24 months of his total annual compensation, benefits and full incentive compensation for the same period, all payable within 30 days of termination. In addition, the Corporation will fully fund Mr. Evans RBC life insurance policy to maturity through a lump sum payment, estimated at approximately $400,000 based on term of the policy and prevailing interest rates. All stock options or restricted shares held by Mr. Evans will vest upon the Change of Control.

CFO Compensation

The Corporation entered into a Consulting Agreement with a corporation controlled by Bruce Ramsden, to provide the services of Mr. Ramsden as VP Finance, effective February 1, 2013 and as VP Finance, Chief Financial Officer and Corporate Secretary, effective May 1, 2013 (the “Ramsden Agreement”). The Ramsden Agreement provides for a monthly consulting fee of $17,500, and in the year ended December 31, 2016, the Corporation paid or accrued a total of $315,000 in monthly consulting fees and bonuses under the Ramsden Agreement. Mr. Ramsden advised in December 2016 of his intention to resign as VP Finance, Chief Financial Officer and Corporate Secretary, effective January 31, 2017.

The Corporation entered into an Employment Agreement with Perry Ing, to serve as VP Finance, Chief Financial Officer and Corporate Secretary, effective February 6, 2017 (the “Ing Agreement”). The Ing Agreement provides for a monthly salary of $25,000. Under the Ing Agreement, Perry Ing is entitled to receive a severance payment equal to six months of his annual compensation in the event that the Ing Agreement is terminated, without cause by the Corporation (as defined in the Ing Agreement). In the event of termination as a result of change in control of the Corporation (as defined in the Ing Agreement), Perry Ing will receive a severance payment equal to 18 months of his total annual compensation, benefits and full incentive compensation for the same period, all payable within 30 days of termination.

VP Diamond Marketing Compensation

The Corporation entered into a Consulting Agreement with a corporation controlled by Reid Mackie, to provide the services of Mr. Mackie as VP Diamond Marketing, effective October 1, 2015 (the “Mackie Agreement”). The Mackie Agreement provides for a monthly consulting fee of $17,500, and in the year ended December 31, 2016, the Corporation paid or accrued a total of $315,000 in monthly consulting fees and bonuses under the Mackie Agreement. The consulting fee was adjusted on January 1, 2017 to $20,833 per month.

Performance Graph

The following chart compares the total cumulative shareholder return for $100 invested in Common Shares, beginning on March 31, 2011, with the cumulative total return of the S&P/TSX Composite Index (“S&P/TSX Index”) for the five most recently completed financial years of the Corporation.

Mountain Province Diamonds Inc. (“MPV”)
Cumulative Value of $100 Investment January 1, 2011

	Dec 2011	Dec 2012	Dec 2013	Dec 2014	Dec 2015	Dec 2016
MPV	$3.90	$3.89	$5.29	$4.85	$3.96	$6.72
S & P/TSX Composite Index	11,955.09	12,433.50	13,621.55	14,632.44	13,009.95	15,287.59

Over this period of time, the trend in the level of compensation paid to executive officers has been broadly similar to the trend of the Corporation's cumulative total shareholder return relative to the cumulative total return of the S&P/TSX Index, allowing for the increase over this period of the Corporation's management responsibilities and financing requirements as its primary mining project has advanced toward the development phase.

Share-Based and Option-based awards

The Corporation’s Incentive Plan has been used to provide share purchase options which are granted in consideration of the level of responsibility of the executive as well as his or her impact or contribution to the longer-term operating performance of the Corporation. In determining the number of options to be granted to the executive officers, the Board takes into account the number of options, if any, previously granted to each executive officer, and the exercise price of any outstanding options to ensure that such grants are in accordance with the policies of the TSX, and closely align the interests of the executive officers with the interests of shareholders.

The Compensation Committee has the primary responsibility of administering the compensation policies related to the executive management of the Corporation, including option-based awards.

On May 17, 2016, the Board approved the adoption of the Incentive Plan, which is designed to replace the Corporation’s Stock Option Plan. The Incentive Plan provides for the issuance of stock appreciation rights, deferred share units and other share-based awards. A copy of the Incentive Plan is attached hereto as Schedule “B”. At the Meeting of Shareholders held on June 21, 2016, the Shareholders approved the Incentive Plan.

Summary Compensation Table

The following table (presented in accordance with National Instrument Form 51-102F6) sets forth all direct and indirect compensation provided to the Corporation’s Named Executive Officers for the financial years ended December 31, 2016, 2015 and 2014.

NEO Name and Principal Position	Year	Fee ($)	Share-Based Awards ($)(5)	Option-Based Awards ($)(4)	Non-Equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
					Annual Incentive Plans ($)	Long-term Incentive Plans ($)
Patrick Evans(1) (President and CEO)	2016 2015 2014	$400,000 $300,000 $270,000	$324,500 Nil Nil	Nil $598,175 $137,000	$600,000 $520,500 $229,500	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$1,324,500 $1,418,675 $ 636,500
Bruce Ramsden(2) (CFO)	2016 2015 2014	$210,000 $200,000 $165,000	$162,250 Nil Nil	Nil $270,910 $68,650	$105,000 $215,500 $82,500	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$477,250 $686,410 $316,000
Reid Mackie(3) (VP Diamond Marketing)	2016	$210,000	$285,650	Nil	$105,000	Nil	Nil	Nil	$600,650

(1)	Mr. Evans was paid $400,000 for the year ended December 31, 2016 and $300,000 for the year ended December 31, 2015 and $270,000 for the year ended December 31, 2014, pursuant to the terms of the Evans Agreement for his services as President and CEO as well as the amounts indicated under “Annual Incentive Plans” for the year ended December 31, 2016, December 31, 2015, and the year ended December 31, 2014, also pursuant to the Evans Agreement in August 2009 and May 2013. Mr. Evans was also a director of the Corporation and received a fee of $Nil for acting in this capacity for the year ended December 31, 2016, $Nil for the year ended December 31, 2015, and $Nil for the year ended December 31, 2014. Mr. Evans’ payment under the annual incentive plan for December 31, 2016 was accrued and paid to him in November 2016. His payment under the annual incentive plan for December 31, 2015 was earned by him and paid by the Corporation in December 2015.
(2)	Mr. Ramsden joined the Corporation on February 1, 2013 as VP Finance and on May 1, 2013 as VP Finance, CFO and Corporate Secretary. Mr. Ramsden resigned on January 31, 2017.
(3)	Mr. Mackie joined the Corporation on October 1, 2015 as VP Diamond Marketing.
(4)	In the fiscal year ended December 31, 2016, no stock options were granted, 200,000 stock options were granted on April 14, 2015 and 250,000 stock options were granted on December 11, 2015 to Mr. Evans in his capacity as President and CEO, and 100,000 stock options were granted on April 14, 2015 and 100,000 stock options were granted on December 11, 2015 to Mr. Ramsden in his capacity as CFO. These options vested immediately and expire on April 12, 2020 and December 10, 2020 respectively. They have an exercise price of $4.66 and $3.57 per share respectively.

They were valued using the Black-Scholes model (a common methodology) as the methodology to calculate the grant date fair value and the Corporation relied on the following key assumptions and estimates for the calculation of these Option-based Awards:

April 14, 2015 Stock Options

Dividend yield - nil; Expected volatility - 37.76%; Risk-free rate of return - 0.73%; Expected life of options - 5 years. The fair value at the time of grant was calculated to be $476,400 for the options granted to Mr. Evans and Mr. Ramsden.

December 11, 2015 Stock Options

Dividend yield - nil; Expected volatility - 34.8%; Risk-free rate of return - 0.74%; Expected life of options - 5 years. The fair value at the time of grant was calculated to be $394,485 for the options granted to Mr. Evans and Mr. Ramsden.

(5)	In the fiscal year ended December 31, 2016, 20,000 restricted stock options were granted on June 21, 2016 to Mr. Mackie in his capacity as VP Diamond Marketing at a deemed price of $6.17 per restricted share unit. These restricted shares vest 50% on December 31, 2016 and 50% on June 30, 2017. On December 21, 2017, 50,000, 25,000 and 25,000 restricted share units were granted at a deemed price of $6.49 to Mr. Evans, Mr. Ramsden and Mr. Mackie respectively vesting equally over three years commencing December 31, 2017.

Incentive Plan Awards

The Corporation does not have any incentive plans for NEOs except for Mr. Evans, Mr. Ramsden and Mr. Mackie, pursuant to the Evans, Ramsden and Mackie Agreements, as previously discussed.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all awards outstanding under incentive plans of the Corporation at the end of the most recently completed financial year, including awards granted before the more recently completed financial year, to each of the Named Executive Officers:

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-Money Options(1) ($)	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share-Based Awards That Have Not Vested ($)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed ($)
Patrick Evans	250,000 200,000 100,000 100,000 100,000	$3.57 $4.66 $5.29 $5.00 $4.84	December 10, 2020 April 13, 2020 February 13, 2019 May 13, 2018 March 7, 2017	$787,500 $412,000 $143,000 $172,000 $188,000	50,000 Nil Nil Nil Nil	$324,500 Nil Nil Nil Nil	Nil Nil Nil Nil Nil
Bruce Ramsden	100,000 50,000 100,000	$4.66 $5.29 $4.08	April 13, 2020 February 13, 2019 January 31, 2018	$206,000 $71,500 $264,000	25,000 Nil Nil	$162,250 Nil Nil	Nil Nil Nil
Reid Mackie	100,000	$4.21	October 15, 2020	$167,334	68,333	$307,616	Nil
(1)	This amount is calculated based on the difference between the market value of the securities underlying the options at the end of the most recently completed financial year, which is $6.72, and the exercise or base price of the vested options.

Incentive Plan Awards - Value Vested or Earned During The Year

The following table sets out the value of the option-based awards that vested during the financial year ended December 31, 2016 for each Named Executive Officer. There were no share-based awards or non-equity incentive plan compensation amounts:

NEO Name	Option-Based Awards - Value Vested during the Year(1) ($)	Restricted Share Unit Awards - Value Vested during the Year(1) ($)
Patrick Evans	$Nil	$Nil
Bruce Ramsden(2)	$Nil	$Nil
Reid Mackie(3)	$83,666	$61,700

(1)	The value of unexercised in-the-money options on date vested is based on the number of options that became vested on the applicable date and is calculated based on the difference between the market value of the Common Shares on the TSX as at the date of vesting and the exercise price of the option. Options granted during the year vested immediately and the exercise price represented market value at the time of the grant (and vesting).
(2)	Mr. Ramsden commenced as CFO on May 1, 2013 and resigned on January 31, 2017.
(3)	Mr. Mackie commenced as VP Diamond Marketing on October 1, 2015.

Long Term Incentive Plan

The Stock Option Plan was established on November 26, 1998 and later amended on September 27, 2002 and September 10, 2009. It was approved by the shareholders of the Corporation at the annual and special meeting of shareholders of the Corporation on September 10, 2009 and re-approved at the annual meeting of shareholders on June 14, 2012. On June 21, 2016, the shareholders of the Corporation approved The Long Term Incentive Plan, which allows the Board, from time to time and in its sole discretion, to determine the eligibility of those directors, employees and other persons who provide ongoing services to the Corporation, who are eligible to participate under the Incentive Plan. The Board believes that stock options and restricted share units provide an effective tool for the Corporation to enable it to attract and retain key personnel in the face of competition from larger companies.

The Incentive Plan provides that the maximum number of shares that may be reserved for issuance will be 10% of the Corporation’s issued and outstanding shares at the time of the grant. As of February 28, 2017, there are 2,765,000 stock options and 320,000 restricted share units outstanding representing 1.93% of the issued and outstanding common shares of the Corporation.

The material terms of the Long Term Incentive Plan are as follows:

1.	In no case, may the issuance of shares under the Incentive Plan and any other share compensation arrangement of the Corporation result in:
(a)	the number of shares reserved for issuance:
(i)	to insiders exceeding 10% of the Corporation’s issued and outstanding share capital; or
(ii)	to any one person exceeding 5% of the Corporation’s issued and outstanding share capital;
(b)	the number of shares issued within a one year period:
(i)	to insiders exceeding 10% of the Corporation’s issued and outstanding share capital; or
(ii)	to any one insider and its associates exceeding 5% of the Corporation’s issued and outstanding share capital.
2.	The exercise price of any option issued under the Stock Option Plan shall not be less than the market value of the Common Shares as of the date of the grant. The market value of the Common Shares shall be determined in accordance with the Incentive Plan, but in any event, shall not be less than the closing price of the Common Shares on the TSX on the business day immediately prior to the date of the grant. If the Corporation’s Common Shares are not listed on an organized trading facility, then the market value will be, subject to the necessary approvals of the applicable regulatory authorities, that value as is determined by resolution of the Board.

3.	Subject to all applicable securities laws and regulations and the rules and policies of all applicable regulatory authorities, the Board may attach terms and conditions to a grant of option under the Incentive Plan. These terms and conditions may include, but are not necessarily limited to, the following:
(a)	providing that an option expires on a specified date after the option holder ceases to be a director or employee of the Corporation or ceases to provide services to the Corporation;
(b)	providing that a portion or portions of an option vest after certain periods of time or expire after certain periods of time; and
(c)	providing that an option be exercisable immediately, in full, notwithstanding that it has vesting provisions, upon the occurrence of certain events, such as a friendly or hostile takeover bid for the Corporation.
4.	The expiry date of an option under the Incentive Plan shall be the date so fixed by the Board on the date of the grant, provided such expiry date shall be no later than the tenth anniversary of the date of the grant.
5.	Options issued under the Incentive Plan may not be assigned or transferred except to the legal personal representatives of a deceased optionee.
6.	The Incentive Plan provides for the cashless exercise of options in the event of a bona fide offer (an “Offer”) for common shares of the Corporation made to holders of options, or to shareholders of the Corporation generally, or to a class of shareholders which includes the option holders, which Offer, if accepted in whole or in part, would result in the offeror becoming a control person of the Corporation, within the meaning given to “control person” in the Securities Act (Ontario), and all stock options will become vested and any optionee may surrender his or her options to the Corporation and receive a payment equal to:
(a)	if the Offer is a cash offer, the difference between the option price and the offer price under the Offer; and
(b)	if the Offer is in securities of the offeror, a number of securities of the offeror based on the difference between the Offer consideration and the option exercise price, multiplied by the number of Common Shares held under option.

If the Offer is not completed in the time and manner specified in the Offer, or if the Offeror does not take up all Common Shares tendered by the Option Holder, any Common Shares issued upon exercise of stock options may be returned to the Corporation and the stock options reinstated.

7.	The Board may from time to time amend the Incentive Plan and the terms and conditions of any option granted under the Incentive Plan without obtaining shareholder approval and, without limitation, may make amendments for the purpose of meeting any changes in any relevant law, rule or regulation applicable to the Incentive Plan, or for any other purpose which may be permitted by all relevant laws, regulations, rules and policies provided that any such amendment shall not alter the terms or conditions of any option issued under the Incentive Plan or impair any right of any option holder pursuant to any option awarded prior to such amendment. The Board’s discretion includes, without limitation, the authority to make amendments respecting administration of the plan, to change the class of eligible persons under the plan, to substitute any option with another award of the same or a different type, to adjust for any share consolidation or reclassification, to clarify any ambiguity, inconsistency or omission in the Incentive Plan and other amendments of a clerical or housekeeping nature, to alter the vesting or termination provisions, and to modify the mechanics of exercise.
8.	The exercise price of any outstanding stock option granted to any non-insiders of the Corporation may not be reduced unless shareholder approval is obtained. The exercise price of any outstanding stock option may not be reduced and the original exercise period may not be extended to the benefit of insiders of the Corporation unless disinterested shareholder approval is obtained.

On May 17, 2016, the Board approved the adoption of the Incentive Plan, which is designed to replace the Corporation’s Stock Option Plan. The Incentive Plan provides for the issuance of stock appreciation rights, deferred share units and other share-based awards. The Incentive Plan was approved by the shareholders at the 2016 Annual General and Special Meeting on June 21, 2016.

Pension Plan Benefits

The Corporation does not have any form of pension plan that provides for payments or benefits to the Named Executive Officers at, following, or in connection with retirement. The Corporation does not have any form of deferred compensation plan.

Termination and Change of Control Benefits

Except as disclosed above under the heading “Executive Compensation - Employment/Consulting Agreements of NEOs”, the Corporation and its subsidiaries do not have any contracts, agreements, plans or arrangements that provide for payments to a Named Executive Officer at, following, or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, change in control of the Corporation, or change in a Named Executive Officer’s responsibilities.

Director Compensation

Director Compensation Table

The following table sets forth all amounts of compensation provided to the directors, who are each not also a Named Executive Officer, for the Corporation’s most recently completed financial year ended December 31, 2016:

Director Name	Fees Earned ($)(1)	Other fees earned	Share-Based Awards ($)(3)	Option-Based Awards ($)(2)	Long Term Incentive Awards ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Jonathan Comerford	$40,000	Nil	$162,250	Nil	Nil	Nil	Nil	Nil	$202,250
Peeyush Varshney	$35,000	Nil	$162,250	Nil	Nil	Nil	Nil	Nil	$197,250
Carl Verley	$35,000	Nil	$162,250	Nil	Nil	Nil	Nil	Nil	$197,250
David Whittle	$35,000	Nil	$162,250	Nil	Nil	Nil	Nil	Nil	$197,250
Bruce Dresner	$30,000	Nil	$162,250	Nil	Nil	Nil	Nil	Nil	$192,250
Karen Goracke	$5,000	Nil	$162,250	$213,910	Nil	Nil	Nil	Nil	$381,160

(1)	Effective January 1, 2015, compensation for the directors has been approved at the following levels: the Chairman of the Board is entitled to receive $40,000 per annum, the Chairman of the Audit Committee is entitled to receive $35,000 per annum, the director serving as the Corporation’s Qualified Person is entitled to receive $35,000 per annum, the Director serving as the Corporate Governance Chairman is entitled to receive $35,000 per annum and all other directors are entitled to receive $30,000 per annum. These amounts continue to be paid monthly. Effective January 1, 2017, compensation for the directors has been approved at the following levels: the Chairman of the Board is entitled to receive $50,000 per annum, the Chairman of the Audit Committee is entitled to receive $45,000 per annum, the director serving as the Corporation’s Qualified Person is entitled to receive $45,000 per annum, the Director serving as the Corporate Governance Chairman is entitled to receive $45,000 per annum and all other directors are entitled to receive $35,000 per annum. These amounts continue to be paid monthly.
(2)	As stated previously in this Information Circular, the Corporation has an Incentive Plan for the granting of incentive stock options and restricted share units to the officers, employees, and directors. The purpose of granting such options and restricted share units is to assist the Corporation in compensating, attracting, retaining and motivating the directors of the Corporation and to closely align the personal interests of such persons to those of the shareholders. For further details about the Incentive Plan, please refer to the discussion above under the heading “Executive Compensation - Incentive Plan”.
(3)	On December 21, 2016, the directors were granted Restricted Share Units, vesting equally over three years, commencing on December 21, 2017.

Incentive Plan Awards - Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all awards outstanding under incentive plans of the Corporation at the end of the most recently completed financial year, including awards granted before the most recently completed financial year, to each of the directors who are not Named Executive Officers:

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-Money Options(1) ($)	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share-Based Awards That Have Not Vested ($)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed ($)
Jonathan Comerford	75,000 150,000 150,000	$3.57 $4.66 $5.28	December 10, 2020 April 13, 2020 July 2, 2018	$236,250 $309,000 $216,000	25,000 Nil Nil	$162,250 Nil Nil	Nil Nil Nil
Peeyush Varshney	50,000 100,000 100,000	$3.57 $4.66 $5.28	December 10, 2020 April 13,2020 July 2, 2018	$157,500 $206,000 $144,000	25,000 Nil Nil	$162,250 Nil Nil	Nil Nil Nil
David Whittle	50,000 100,000 100,000	$3.57 $4.66 $5.28	December 10, 2020 April 13,2020 July 2, 2018	$157,500 $206,000 $144,000	25,000 Nil Nil	$162,250 Nil Nil	Nil Nil Nil
Carl Verley	50,000 100,000 100,000	$3.57 $4.66 $5.28	December 10, 2020 April 13,2020 July 2, 2018	$157,500 $206,000 $144,000	25,000 Nil Nil	$162,250 Nil Nil	Nil Nil Nil
Bruce Dresner	50,000 100,000 100,000 50,000	$3.57 $4.66 $4.06 $5.28	December 10, 2020 April 13, 2020 March 10, 2018 July 2, 2018	$157,500 $206,000 $266,000 $144,000	25,000 Nil Nil Nil	$162,250 Nil Nil Nil	Nil Nil Nil Nil
Karen Goracke	100,000	$6.96	November 3, 2021	$Nil	25,000	$162,250	Nil
(1)	This amount is calculated based on the difference between the market value of the securities underlying the options at the end of the most recently completed financial year, which is $6.72, and the exercise or base price of the option.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets out the value of the option-based awards that vested during the financial year ended December 31, 2016 for each non-executive director. There were no share-based awards or non-equity incentive plan compensation amounts:

Director Name	Option-Based Awards - Value Vested during the Year (1) ($)
Jonathan Comerford	Nil
Bruce Dresner	Nil
Peeyush Varshney	Nil
Carl Verley	Nil
David Whittle	Nil
Karen Goracke	Nil
(1)	The value of unexercised in-the-money options on the date vested is based on the number of options that became vested on the applicable date and is calculated based on the difference between the market value of the Common Shares on the TSX as at the date of vesting and the exercise price of the option.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date of this Information Circular, no executive officer, director, employee or former executive officer, director or employee of the Corporation or any of its subsidiaries is, or at any time since the beginning of the most recently completed financial year, has any of them been, indebted to the Corporation, or any of its subsidiaries, nor is any of these individuals, or at any time since the beginning of the most recently completed financial year, has any of them been, indebted to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

APPOINTMENT AND REMUNERATION OF AUDITOR

Shareholders will be asked to approve the reappointment of KPMG LLP, Chartered Accountants (“KPMG”), as the auditor of the Corporation to hold office until the next annual general meeting of the shareholders at remuneration to be fixed by the directors. The auditor was first appointed on August 6, 1998.

MANAGEMENT CONTRACTS

No management functions of the Corporation or its subsidiaries are performed to any substantial degree by a person other than the directors or executive officers of the Corporation or its subsidiaries.

DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

Corporate Governance relates to the activities of the Board of Directors. National Policy 58-201 - Corporate Governance Disclosure (“NI 58-201”) and the Sarbanes-Oxley Act of 2002 (the “Act”), the rules adopted by the United States Securities and Exchange Commission (the “SEC”) pursuant to the Act, and the NASDAQ corporate governance rules (the “NASDAQ Rules”) as they apply to foreign private issuers, together establish corporate governance guidelines which apply to the Corporation. Corporate governance relates to activities of the Board, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day to day management of the Corporation. The Board is committed to sound corporate governance practices which are both in the interests of its shareholders and contribute to effective and efficient decision making. NI 58-101 - Disclosure of Corporate Governance Practices requires that each reporting company disclose its corporate governance practices on an annual basis.

The Corporation’s general approach to corporate governance is summarized below.

Board of Directors

The Board is currently composed of six directors. Management proposes to set the number of directors at seven and to elect seven nominees for the ensuing year.  All seven proposed nominees with the exception of Patrick Evans are current directors. Mr. Evans stepped down as a Director on November 3, 2016 to allow for the appointment of Ms. Karen Goracke.

Independence

Section 1.4 of National Instrument 52-110 (“NI 52-110”) sets out the standard for director independence. Under NI 52-110, a director is independent if he has no direct or indirect material relationship with the Corporation. A material relationship is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment. NI 52-110 also sets out certain situations where a director will automatically be considered to have a material relationship with the Corporation.

Applying the definition set out in section 1.4 of NI 52-110, six of the six current members of the Board are independent. The members who are independent are: Jonathan Comerford, Carl Verley, David Whittle, Bruce Dresner, Peeyush Varshney and Karen Goracke.

Patrick Evans, a director nominee, is not independent by virtue of the fact that he is an executive officer of the Corporation (Mr. Evans has been the President and CEO since November 2005 and served as a director until November 3, 2016).

In order to facilitate its exercise of independent judgment in carrying out the responsibilities of the Board, the Board ensures that a majority of independent directors sit on all Board committees.

Other Directorships

In addition to their positions on the Board, the following directors also serve as directors of the following reporting issuers or reporting issuer equivalents as of the date of this Information Circular:

Name of Director	Reporting Issuer(s) or Equivalent(s)
Patrick Evans	Archon Minerals Limited; Mirasol Resources Ltd.
Jonathan Comerford	Kennady Diamonds Inc.
Bruce Dresner	Sherman Fairchild Foundation (nonprofit)
Peeyush Varshney	Canada Zinc Metals Corp.; Margaret Lake Diamonds Inc.
Carl Verley	None
David Whittle	None
Karen Goracke	None

Meetings of Directors

The Board meets as necessary in the absence of management to ensure the Board’s functional independence from management. The Corporation recognizes the desirability of directors being able to consult outside professional advice, as appropriate, in the discharge of their duties.

Since the beginning of the Corporation’s most recently completed financial year, the independent directors have not held a meeting at which non-independent directors were not in attendance. The independent directors do not hold regularly scheduled meetings without non-independent directors and the Corporate Secretary (who is also a member of senior management; however, the Board has adopted a practice whereby the independent directors routinely hold an in-camera session following most Board meetings. Open and candid discussion among independent directors is encouraged, and the independent directors are free to communicate with each other independent of the non-independent director and management as they feel is appropriate, and by the means they consider appropriate.

Independence of Chair

The Corporation’s corporate governance structure recognizes the value of separating the offices of the Chair and the CEO. Patrick Evans is the Corporation’s President and Chief Executive Officer and the Board is chaired by Jonathan Comerford, an independent director.

Attendance

The Board meets on a regularly scheduled basis and more frequently if required. Since January 1, 2016, the beginning of the most recently completed financial year, the Board met 12 times. Jonathan Comerford, David Whittle, Carl Verley, Bruce Dresner and Peeyush Varshney attended all 12 meetings. Patrick Evans attended 6 of 6 meetings until he resigned as a director on November 3, 2016 and Karen Goracke attended 4 of 4 meetings since her appointment as a director on November 3, 2016.

Board Mandate

The Board is required to supervise the management of the business and affairs of the Corporation and to act with a view to the best interests of the Corporation and its shareholders. The Board actively oversees the development, adoption and implementation of the Corporation’s strategies and plans. The Board’s responsibilities include:

(a)	representing the interests of the shareholders in all significant decisions affecting the Corporation and ensuring that shareholders are kept informed of developments affecting the Corporation;
(b)	the Corporation’s strategic planning process,
(c)	the identification of the principal risks of the Corporation’s business and ensuring the implementation of appropriate systems to manage risk,

(d)	reviewing significant operational and financial issues as they arise and providing direction to management of these matters,
(e)	acting diligently to ensure that the Corporation fulfils its legal and regulatory requirements,
(f)	evaluating the effectiveness of senior management and establishing their compensation,
(g)	evaluating whether or not directors receive the information they require to perform their duties as directors,
(h)	the Corporation’s succession planning, including appointing, training and monitoring senior management,
(i)	the Corporation’s major business development initiatives,
(j)	the integrity of the Corporation’s internal control and management information systems,
(k)	the Corporation’s policies for communicating with shareholders and others, and
(l)	the general review of the Corporation’s results of operations.

The Board considers certain decisions to be of sufficient importance to the Corporation and as such, requires management to seek the prior approval of the Board with respect to these decisions. Such decisions include:

(a)	approval of the annual capital budget and any material changes to the operating budget,
(b)	approval of the Corporation’s business plan and monitoring performance,
(c)	acquisition of, or investments in, new business,
(d)	changes in the nature of the Corporation’s business,
(e)	changes in senior management, and
(f)	all matters as required under the Business Corporations Act (Ontario).

Position Descriptions

There are no written position descriptions for the Chair of the Board and the chairs of each Board committee. The roles and responsibilities of each Board committee are included in the “Terms of Reference” for each Board committee. It is understood by the Board committee chairs that they are responsible for the overall management, guidance, and functioning of their respective committee. As well, there exists a Corporation Mandate for the Board, and the Chair of the Board understands that it is his role to ensure the overall management, guidance, and functioning of the Board.

The duties and responsibilities of the President and CEO are included in the Evans Agreement including the power and authority to manage, supervise and direct the Corporation’s business and affairs, and to undertake such other duties as may, from time to time, be assigned to the President and CEO by the Board. Such duties and responsibilities are indicated to be subject always to the control and direction of the Board.

Orientation and Continuing Education

Board turnover is relatively rare and, accordingly, the Corporation has not adopted a formalized process of orientation for new Board members. Orientation of new directors is conducted on an as-needed basis.

With respect to current directors, they are kept informed as to matters impacting, or which may impact, the Corporation’s operations through reports and presentations at Board meetings. Directors are also provided with the opportunity to meet with senior management and other employees, advisors and directors, who can answer any questions that may arise.

Business Conduct Policy

The Corporation has adopted a Business Conduct Policy (May 2006, amended in September 2010) posted on its website at www.mountainprovince.com and available on SEDAR at www.sedar.com and on the SEC’s website at https://www.sec.gov/edgar.shtml as an exhibit to the Corporation’s annual report on Form 20-F for the year ended March 31, 2006. The amended Business Conduct Policy was included in an exhibit to the Corporation’s annual report on Form 20-F for the year ended December 31, 2010.

Shareholders may request copies of the Corporation’s Business Conduct Policy by contacting the Corporation at 161 Bay Street, Suite 1410, P.O. Box 216, Toronto, Ontario, Canada M5J 2S1, by mail, or by telephone at 416-361-3562.

Annually, the Corporation’s officers and key consultants provide their recognition of the current policy and understanding of its importance. The Business Conduct Policy provides guidance to the directors and officers individually, and to the Board as a whole, to ensure the exercise of independent judgment in considering transactions and agreements where a director or officer might have a material interest. Having an independent director, Jonathan Comerford, as the chair of the Board, also helps to ensure independent judgment and to encourage and promote a culture of ethical business conduct.

The Board considers that the fiduciary duties placed on individual directors by the Corporation’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the Board in which the director has an interest are sufficient to ensure that the Board operates independently of management and in the best interests of the Corporation.

Gender Diversity

The Board has not adopted a written policy relating to the identification and nomination of women directors. The directors of the Corporation have a fiduciary duty to act in the best interests of the Corporation. As part of that duty, the Board believes that it should be able to select and nominate for election or appointment as directors those individuals who will best serve the interests of the Corporation, regardless of gender. The Board believes that implementing such a policy will potentially restrict the Board’s ability to select those individuals that will best serve the interests of the Corporation.

The Board considers the level of representation of women on the board in identifying and nominating candidates for the appointment or election to the Board. In identifying and nominating candidates for election or appointment to the Board, the Board considers various factors, including, but not limited to: (i) the individual merits of each potential candidate, including their skills, education, background, experience and any previous contributions to the Corporation; (ii) the number and qualities of potential candidates and whether any such candidates are women; (iii) the current composition of the Board; and (iv) the needs of the Corporation. The ultimate selection will be based on serving the best interests of the Corporation.

The Corporation considers the level of representation of women in executive officer positions when making executive officer appointments. In making executive officer appointments, the Corporation considers various factors, including, but not limited to: (i) the merits of each potential candidate, including their skills, education, background, experience and any previous contributions to the Corporation; (ii) the number and qualities of potential candidates and whether any such candidates are women; (iii) the composition of the executive officers; and (iv) the needs of the Corporation. The ultimate selection will be based on serving the best interests of the Corporation.

The Corporation has not adopted specific targets for gender or other dimensions of diversity at the Board or executive officer level due to the relatively small size of these groups. In addition, the Corporation believes that it is important that each appointment to the Board and at the executive officer level be made, and be perceived as being made, based on the merits of the individual and the needs of the Corporation at the relevant time. If specific targets were adopted based on specific criteria, including gender, this could limit the Corporation’s ability to ensure that the overall composition of the Board and its team of executive officers meets the needs of the Corporation.

As at the date hereof, the number of women on the Board is one and the number of women in executive officer positions is zero. As at the date hereof, the number of women in management positions within the Corporation is one.

Nomination of Directors

The Board does not have a separate nominating committee. The Corporate Governance Committee will assess the performance and qualification of directors and assesses and recommend potential nominees to the Board, as needed.

Assessments

The Board monitors the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and Committees.

Board Committees

Committees of the Board are an integral part of the Corporation’s governance structure. There are three standing committees: the Audit Committee, the Compensation Committee, and the Corporate Governance Committee - established to devote the necessary expertise and resources to particular areas, and to enhance the quality of discussion at Board meetings. The Committees facilitate effective Board decision-making by providing recommendations to the Board on matters within their respective responsibilities. The Board believes that the Committees assist in the effective functioning of the Board and that the composition of the Committees should ensure that the views of unrelated and independent directors are effectively represented.

Each of these committees is comprised solely of non-management directors, each of whom is also independent. The committees, their mandates and memberships are outlined below.

Compensation Committee

The Compensation Committee, in consultation with the President of the Corporation, reviews and recommends to the Board for approval all matters relating to the compensation of executives of the Corporation. The Compensation Committee has no formal compensation policy. The Compensation Committee monitors the performance of senior management generally. Executive officers are compensated in a manner consistent with their respective contributions to the overall benefit of the Corporation.

However, compensation matters may also be reviewed and approved by the Corporation’s entire board of directors.

Executive compensation is based on a combination of factors, including a comparative review of information provided to the Compensation Committee by compensation consultants, recruitment agencies and auditors as well as historical precedent.

Since January 1, 2016, the beginning of the most recently completed financial year, the Compensation Committee has held nine meetings in consideration of the Committee’s recommendation to the Board of compensation matters. These compensation matters included the annual incentive award to Mr. Evans, Mr. Ramsden and Mr. Mackie, the granting of options to Mr. Evans, Mr. Ramsden, Mr. Mackie and other employees and consultants, and the compensation for directors.

The Committee is composed of Jonathan Comerford, Carl Verley (Chair) and David Whittle, all of whom are independent directors.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is responsible for developing the approach of the Corporation to the matters of corporate governance including the mandate, size and composition of the Board and its committees, and assessing the effectiveness of the Board, its members and the committees of the Board. Since January 1, 2016, the beginning of the most recently completed financial year, the Corporate Governance and Nominating Committee met five times. The Corporate Governance Committee is composed of Bruce Dresner, Carl Verley and Peeyush Varshney (Chair), all of whom are independent directors.

Audit Committee

Audit Committee Charter

The text of the Corporation’s Audit Committee Charter is attached as Schedule “A” to this Information Circular.

The Audit Committee meets with the independent auditors to review and inquire into matters affecting financial reporting matters, the system of internal accounting and financial controls and procedures, and the audit procedures and audit plans. The Audit Committee also recommends to the Board the auditors to be appointed. In addition, the Audit Committee reviews and recommends to the Board for approval the annual financial statements, the annual report and certain other documents required by regulatory authorities. During the most recently completed financial year, the Audit Committee met four times.

Composition of the Audit Committee

As of the date hereof, the Audit Committee is composed of David Whittle (Chair), Jonathan Comerford, and Peeyush Varshney, all of whom are independent directors. All of the members of the Audit Committee are financially literate within the meaning of Section 1.6 of NI 52-110.

Relevant Education and Experience

David Whittle, Chair of the Audit Committee, is a Canadian-qualified Chartered Professional Accountant (CPA, CA) in good standing with twenty-four years’ experience as a director and senior executive and financial officer of various public companies listed in both Canada and the United States. Jonathan Comerford has a Masters in Business from the Michael Smurfit Business School and a Bachelor of Economics from University College, Dublin, and serves as Investment Manager at International Investment and Underwriting. Peeyush Varshney has a Bachelor of Commerce and extensive executive experience with several public companies.

Pre-Approval Policies and Procedures

The Audit Committee pre-approves all audit services to be provided to the Corporation by its independent auditors. The Audit Committee’s policy regarding the pre-approval of non-audit services to be provided to the Corporation by its independent auditors is that all such services shall be pre-approved by the Audit Committee. Non-audit services that are prohibited to be provided to the Corporation by its independent auditors may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors. Since the enactment of the Sarbanes-Oxley Act of 2002, all non-audit services, performed by the Corporation’s auditor, for the fiscal year ended December 31, 2016, have been pre-approved by the Audit Committee of the Corporation. No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement.

Audit Fees

For the fiscal years ended December 31, 2016 and December 31, 2015, KPMG LLP and its affiliates were paid the following fees by Mountain Province:

Auditor’s Fees	2016 CAD$	% of Total Fees	2015 CAD$	% of Total Fees
Audit Fees:
General Audit	270,000	78.8	275,000	78.0

Total Audit Fees	270,000	78.8	275,000	78.0
Tax Fees:
Planning and advice	52,267	15.3	45,101	12.8
Compliance	20,072	5.9	32,566	9.2
Total Tax Fees	72,339	21.2	77,667	22.0
Total Fees	342,339	100.0	352,667	100.0

RESPONSE TO SHAREHOLDERS

The Corporation communicates regularly with its shareholders and maintains a website at www.mountainprovince.com. Management is available to shareholders to respond to questions and concerns. The Board believes that management’s communications with shareholders, and the avenues available to shareholders and others interested in the Corporation to have their inquiries about the Corporation answered, are responsive and effective.

If you have issues, questions or comments which you would like to have considered by your directors at the Annual Meeting of Shareholders, please advise us at: Corporate Secretary, Mountain Province Diamonds Inc., 161 Bay Street, Suite 1410, PO Box 216, Toronto, Ontario M5J 2S1; through info@mountainprovince.com; or by fax to 416-603-8565.

EXPECTATIONS AND ACCOUNTABILITY OF MANAGEMENT

The Board’s access to information relating to the operations of the Corporation, through direct communication with the CEO and/or VP Finance, CFO and Corporate Secretary, through the membership on the Board of a key member of management, and the attendance of the VP Finance, CFO and Corporate Secretary at Board meetings, are considered key elements to the effective and informed functioning of the Board of the Corporation.

The Board is directly involved in setting and approving goals and plans and monitoring performance. This process establishes clear expectations of management and accountability for results. The Board expects the Corporation’s management to take the initiative in identifying opportunities and risks affecting the Corporation’s business and finding ways to deal with these opportunities and risks for the benefit of the Corporation. The Board is confident that the Corporation’s management responds ably to this expectation.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER
EQUITY COMPENSATION PLANS

The following table sets out information for the Corporation’s most recently completed financial year ended December 31, 2016 with respect to compensation plans under which equity securities of the Corporation are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, restricted share units, warrants and rights (a)	Weighted-average exercise price of outstanding options, restricted share units value, warrants and rights (b)	Number of securities remaining available for future issuances under equity compensation (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders Restricted Share Units	3,020,000 320,000	$4.68 $6.48	12,641,883
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	3,340,000	$4.85	12,641,883

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Financial Statements and Auditors’ Report Thereon

At the Meeting, shareholders will have placed before them the financial statements for the most recently completed financial year and the auditor’s report thereon.

Authority of the Board to Determine the Number of Directors

The Articles of Continuance of the Corporation dated May 8, 2006, by which the Corporation continued to the jurisdiction of the Business Corporations Act (Ontario) (the “OBCA”), provide for a minimum of one (1) and a maximum of ten (10) directors. By-Law No. 1 of the Corporation provides in section 3.01:

3.01 Number of Directors and Quorum

The number of directors of the Corporation shall be the number of directors as specified in the articles or, where a minimum and maximum number of directors is provided for in the articles, the number of directors of the Corporation shall be the number of directors determined from time to time by special resolution or, if a special resolution empowers the directors to determine the number, the number of directors determined by resolution of the board. Subject to paragraph 3.08, the quorum for the transaction of business at any meeting of the board shall be a majority of the number of directors then in office and or such greater number of directors as the board may from time to time by resolution determine.”

Shareholders will be asked to consider, and if deemed advisable, approve a special resolution passed by at least two-thirds (2/3) of the votes cast at the Meeting, authorizing the board of the Corporation to determine from time to time the number of directors of the Corporation, subject always to the Articles of the Corporation and the provisions of the OBCA.

The purpose of the proposed resolution is to give the board flexibility to increase the size of the board to add one or more additional directors between shareholder meetings. This will allow the board to add expertise and fill perceived gaps in the knowledge and skills of the directors, without having to call a meeting of shareholders.

A special resolution is a resolution passed by a majority of at least two-thirds (2/3) of the votes cast at the Meeting in favour of the resolution.

The text of the proposed special resolution is:

“BE IT RESOLVED AS A SPECIAL RESOLUTION THAT the board of the Corporation be and is hereby authorized and empowered, subject to the Articles and applicable law, to determine from time to time the number of directors.”

In the absence of contrary instructions, the Management nominees named as proxyholders in the enclosed Proxy Instrument intend to vote FOR this special resolution.

OTHER MATTERS

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on the SEDAR website at www.sedar.com. Financial information is provided in the Corporation’s comparative financial statements and management discussion and analysis for its most recently completed financial year which is filed on SEDAR. The Corporation also files with the United States Securities and Exchange Commission and the NASDAQ and its Annual Report on Form 40-F is available at www.sec.gov/edgar.shtml.

Shareholders may request copies of the Corporation’s financial statements and management discussion and analysis by contacting the Corporation at 161 Bay Street, Suite 1410, P.O. Box 216, Toronto, Ontario, Canada M5J 2S1, by mail, by fax to 416-603-8565, or by telephone at 416-361-3562.

APPROVALS AND SIGNATURE

The contents and distribution of this Information Circular to each shareholder entitled to receive notice of the Meeting, to each director of the Corporation, to the auditor of the Corporation, and to the appropriate governmental agencies, has been approved by the Board.

DIRECTOR’S APPROVAL

The contents and distribution of this Information Circular to the shareholders of the Corporation has been approved by the Board. Unless otherwise specified, information contained in this Information Circular is given as of February 28, 2017.

ON BEHALF OF THE BOARD

“Patrick Evans”

__________________________________________

Patrick Evans

President and Chief Executive Officer

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SCHEDULE “A”

Mountain Province Diamonds Inc.

Charter of the

Audit Committee of the Board of Directors

Mandate

A.	Role and Objectives

The Audit Committee (the “Committee”) is a committee of the Board of Directors (the “Board”) of Mountain Province Diamonds Inc. (“MPV” or the “Company”) established for the purpose of overseeing the accounting and financial reporting process of MPV and external audits of the consolidated financial statements of MPV. In connection, therewith, the Committee assists the Board in fulfilling its oversight responsibilities in relation to MPV’s internal accounting standards and practices, financial information, accounting systems and procedures, financial reporting and statements and the nature and scope of the annual external audit. The Committee also recommends for Board approval MPV’s audited annual consolidated financial statements and other mandatory financial disclosure.

MPV’s external auditor is accountable to the Board and the Committee as representatives of shareholders of MPV. The Committee shall be directly responsible for overseeing the relationship of the external auditor. The Committee shall have such access to the external auditor as it considers necessary or desirable in order to perform its duties and responsibilities. The external auditor shall report directly to the Committee.

The objectives of the Committee are as follows:

1.	to be satisfied with the credibility and integrity of financial reports;
2.	to support the Board in meeting its oversight responsibilities in respect of the preparation and disclosure of financial reporting, including the consolidated financial statements of MPV;
3.	to facilitate communication between the Board and the external auditor and to receive all reports of the external auditor directly from the external auditor;
4.	to be satisfied with the external auditor’s independence and objectivity; and
5.	to strengthen the role of independent directors by facilitating in-depth discussions between members of the Committee, management and MPV’s external auditor.
B.	Composition
1.	The Committee shall comprise at least three directors, none of whom shall be an officer or employee of MPV or any of its subsidiaries or any affiliate thereof. Each Committee member shall satisfy the independence, financial literacy and experience requirements of applicable securities laws, rules or guidelines, any applicable stock exchange requirements or guidelines and any other applicable regulatory rules. In particular, each member of the Committee shall have no direct or indirect material relationship with MPV or any affiliate thereof which could reasonably interfere with the exercise of the member’s independent judgment. Determinations as to whether a particular director satisfies the requirements for membership on the Committee shall be made by the full Board.

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2.	Members of the Committee shall be appointed by the Board. Each member shall serve until his successor is appointed, unless he shall resign or be removed by the Board or he shall otherwise cease to be a director of MPV.
3.	The Chair of the Committee may be designated by the Board or, if it does not do so, the members of the Committee may elect a Chair by vote of a majority of the full Committee membership. The Committee Chair shall satisfy the independence, financial literacy and experience requirements as described above.
4.	The Committee shall have access to such officers and employees of MPV and to such information respecting MPV as it considers necessary or advisable in order to perform its duties and responsibilities.
C.	Meetings
1.	At all meetings of the Committee, every question shall be decided by a majority of the votes cast. In case of an equality of votes, the matter will be referred to the Board for decision.
2.	A quorum for meetings of the Committee shall be a majority of its members.
3.	Meetings of the Committee shall be scheduled at least quarterly and at such other times during each year as it deems appropriate. Minutes of all meetings of the Committee shall be taken. The CFO shall attend meetings of the Committee, unless otherwise excused from all or part of any such meeting by the Committee Chair. The Chair of the Committee shall hold in camera sessions of the Committee, without management present, at each meeting, as determined necessary.
4.	The Committee shall report the results of meetings and reviews undertaken and any associated recommendations to the Board.
5.	The Committee shall meet periodically with MPV’s external auditor in connection with the preparation of the annual consolidated financial statements and otherwise as the Committee may determine, part or all of each such meeting to be in the absence of management.
D.	Responsibilities

As discussed above, the Committee is established to assist the Board in fulfilling its oversight responsibilities with respect to the accounting and financial reporting processes of MPV and external audits of MPV’s consolidated financial statements. In that regard, the Committee shall:

1.	satisfy itself on behalf of the Board with respect to MPV’s internal control systems including identifying, monitoring and mitigating business risks as well as compliance with legal, ethical and regulatory requirements. The Committee shall also review with management, the external auditor and, if necessary, legal counsel, any litigation, claim or other contingency (including tax assessments) that could have a material effect on the financial position or operating results of MPV (on a consolidated basis), and the manner in which these matters may be, or have been, disclosed in the financial statements;
2.	review with management and the external auditor the annual consolidated financial statements of MPV, the reports of the external auditor thereon and related financial reporting, including Management’s Discussion and Analysis and any earnings press releases, (collectively, “Annual Financial Disclosures”) prior to their submission to the Board for approval. This process should include, but not be limited to:

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(a)	reviewing changes in accounting principles, or in their application, which may have a material impact on the current or future year’s financial statements;
(b)	reviewing significant accruals, reserves or other estimates;
(c)	reviewing accounting treatment of unusual or non-recurring transactions;
(d)	reviewing the adequacy of any reclamation fund;
(e)	reviewing disclosure requirements for commitments and contingencies;
(f)	reviewing financial statements and all items raised by the external auditor, whether or not included in the financial statements; and
(g)	reviewing unresolved differences between MPV and the external auditor.

Following such review, the Committee shall recommend to the Board for approval all Annual Financial Disclosures;

•	review with management all interim consolidated financial statements of MPV and related financial reporting, including Management’s Discussion and Analysis and any earnings press releases, (collectively “Quarterly Financial Disclosures”) and, if thought fit, approve all Quarterly Financial Disclosures;
•	be satisfied that adequate procedures are in place for the review of MPV’s public disclosure of financial information extracted or derived from MPV’s financial statements, other than Annual Financial Disclosures or Quarterly Financial Disclosures, and shall periodically assess the adequacy of those procedures;
•	review with management and recommend to the Board for approval, any financial statements of MPV which have not previously been approved by the Board and which are to be included in a prospectus of MPV;
•	review with management and recommend to the Board for approval, MPV’s Annual Information Form;
•	with respect to the external auditor:
(a)	receive all reports of the external auditor directly from the external auditor;
(b)	discuss with the external auditor:
(i)	critical accounting policies;
(ii)	alternative treatments of financial information within GAAP discussed with management (including the ramifications thereof and the treatment preferred by the external auditor); and
(iii)	other material, written communication between management and the external auditor;
(c)	consider and make a recommendation to the Board as to the appointment or re-appointment of the external auditor, being satisfied that such auditor is a participant in good standing pursuant to applicable securities laws;
(d)	review the terms of engagement of the external auditor, including the appropriateness and reasonableness of the auditor’s fees, and make a recommendation to the Board as to the compensation of the external auditor;

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(e)	when there is to be a replacement of the external auditor, review with management the reasons for such replacement and the information to be included in any required notice to securities regulators and recommend to the Board for approval the replacement of the external auditor along with the content of any such notice;
(f)	oversee the work of the external auditor in performing its audit or review services and oversee the resolution of any disagreements between management and the external auditor;
(g)	review and discuss with the external auditor all significant relationships that the external auditor and its affiliates have with MPV and its affiliates in order to determine the external auditor’s independence, including, without limitation:
(i)	requesting, receiving and reviewing, on a periodic basis, written or oral information from the external auditor delineating all relationships that may reasonably be thought to bear on the independence of the external auditor with respect to MPV;
(ii)	discussing with the external auditor any disclosed relationships or services that the external auditor believes may affect the objectivity and independence of the external auditor; and
(iii)	recommending that the Board take appropriate action in response to the external auditor’s information to satisfy itself of the external auditor’s independence;
(h)	as may be required by applicable securities laws, rules and guidelines, either:
(i)	pre-approve all non-audit services to be provided by the external auditor to MPV (and its subsidiaries, if any), or, in the case of de minimus non-audit services, approve such non-audit services prior to the completion of the audit; or
(ii)	adopt specific policies and procedures for the engagement of the external auditor for the purposes of the provision of non-audit services;
(i)	review and approve the hiring policies of MPV regarding partners, employees and former partners and employees of the present and former external auditor of MPV;
3.	(a) establish procedures for:
(i)	the receipt, retention and treatment of complaints received by MPV regarding accounting, internal accounting controls or auditing matters; and
(ii)	the confidential, anonymous submission by employees of MPV of concerns regarding questionable accounting or auditing matters; and
(b)	review with the external auditor its assessment of the internal controls of MPV, its written reports containing recommendations for improvement, and MPV’s response and follow-up to any identified weaknesses;
4.	with respect to risk management, be satisfied that MPV has implemented appropriate systems of internal control over financial reporting (and review management’s assessment thereof) to ensure compliance with any applicable legal and regulatory requirements;
5.	review annually with management and the external auditor and report to the Board on insurable risks and insurance coverage; and
6.	engage independent counsel and other advisors as it determines necessary to carry out its duties and set and pay the compensation for any such advisors.

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